UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Canadian Solar Inc.

(Name of Subject Company (Issuer))

Canadian Solar Inc.

(Names of Filing Persons (Offerors))

6.0% Convertible Senior Notes due 2017

(Title of Class of Securities)

136635 AA 7

(CUSIP Number of Class of Securities)

Michael G. Potter

Chief Financial Officer

545 Speedvale Avenue West

Guelph, Ontario, Canada N1K 1E6

Tel: +1 (519) 837-1881

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

Copies to:

David T. Zhang, Esq.
Fan Zhang, Esq.

Kirkland & Ellis International LLP

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(852) 3761 3300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,001,333.33 (1)	$136.59 (2)

(1)          Calculated solely for purposes of determining the filing fee. The purchase price of the 6.0% Convertible Senior Notes due 2017 (the “Securities”), as described herein, is $1,001.33 in cash per $1,000 principal amount outstanding. As of November 15, 2012, there was $1,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $1,001,333.33.

(2)          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,306

Form or Registration No.: Post-Effective Amendment No. 1 to Form F-3 (File No. 333-152325)

Filing Party:  Canadian Solar Inc.

Date Filed: July 7, 2009

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐             third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of December 10, 2007 (the “Indenture”), between Canadian Solar Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), for the 6.0% Convertible Senior Notes due 2017 (the “Securities”) of the Company, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to the Holders, dated November 15, 2012 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1 through ITEM 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into the Company’s common shares (“Shares”), subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its principal executive offices at 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6, and the telephone number there is +1 (519) 837-1881. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a)   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR, and (iv) the Put Option applies to all outstanding Securities. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)   Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable

ITEM 12. EXHIBITS.

Exhibit No.	Description

(a)(1)	Put Right Purchase Offer to the Holders of 6.0% Convertible Senior Notes due 2017 of the Company, dated November 15, 2012.

(b)	Not applicable.

(d)(1)

Indenture, dated as of December 10, 2007, between the Company, as issuer, and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on March 3, 2008 (File No.: 333-149497).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and
Chief Executive Officer

Dated: November 15, 2012

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Put Right Purchase Offer to the Holders of 6.0% Convertible Senior Notes due 2017 of the Company, dated November 15, 2012.

(b)	Not applicable.

(d)(1)

Indenture, dated as of December 10, 2007, between the Company, as issuer, and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on March 3, 2008 (File No.: 333-149497).

(g)	Not applicable.

(h)	Not applicable.

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